Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 or 650-823-5255 Niamh Lyons Ph: 353-1-663-3602

ELAN ANNOUNCES FURTHER ALIGNMENT OF RESOURCES
AS PART OF ON-GOING STRATEGIC REVIEW PROCESS

Dublin, Ireland – February 25, 2009 – Elan Corporation, plc (NYSE: ELN) announced today that, as previously guided, and as part of its ongoing efforts to consistently and rigorously manage its overall cost base and direct additional investment toward its promising and late stage pipeline, it will refine its business operations and functions to realize greater efficiencies and deepen its commitment and focus to key and strategic areas.

The holding company, Elan Corporation, plc, will continue to have two related but distinct operating divisions: Biopharmaceuticals and Elan Drug Technologies.

Specific adjustments include a postponement of biologics manufacturing activities, a strategic redesign and realignment of the R&D organization within the Biopharmaceutical business, and a reduction in related G&A and other support activities. These changes follow the realignment of components of Elan’s commercial organization announced in late 2008.

These adjustments, largely driven by changes in the Biopharmaceuticals business, will result in a reduction in Elan’s global workforce of approximately 230 positions, or 14% of Elan’s workforce.   In Ireland, where Elan’s biological manufacturing and related fill finish activities are based, approximately 115 positions will be impacted.  A further approximately 115 positions will be affected in the United States, mainly in the areas of research, clinical development, biopharmaceutical development, and related corporate support and administrative services.  Elan expects to reassess the opportunity to invest in a biologics manufacturing facility and restart its related fill finish activities after the company has had the opportunity to evaluate the data from the Phase 3 trials of bapineuzumab in Alzheimer’s disease.

Elan expects that the financial benefits of these adjustments, some of which will be re-invested in the advancement of the clinical development of its pipeline, will reduce operating expenses in 2009 by $30-$35 million and by approximately $50 million in a full year.  Severance and related charges are expected to be $15 million and will be recorded as a charge in the first half of 2009.

Following these planned changes, Elan reiterates its financial guidance for 2009 and expects revenue to grow by double digit percentages, to be Adjusted EBITDA profitable for the year, and to end the year with cash and investment balances in the region of $200 million.

Elan CEO Kelly Martin said this internal realignment was driven in large part by an assessment of the Biopharmaceuticals division completed by Dr. Carlos V. Paya, who joined Elan as President late last year. The internal business review was conducted in addition to and separately from the previously announced and on-going corporate strategic review process which, should it be successful, may bring additional capabilities to Elan and further augment the company’s improved financial performance and increased revenues reported in 2008.

Mr. Martin said, “As we continue to advance the company, we remain committed to the precise and specific investment in new talent, new technologies and novel therapeutic opportunities in the neuroscience field. This will further strengthen our core business areas that bring the greatest potential value to patients and shareholders, and enable us to invest in our most valuable programs within the Biopharmaceuticals and Elan Drug Technologies businesses.”

Dr. Paya said that following the changes, Elan is well positioned in the biopharmaceutical industry. “We are creating a forward-thinking, flexible, science-based and patient-focused business supported by modest infrastructure,” Dr. Paya said. “This model maximizes our opportunities and leverages our unique innovation, talent, experience and pipeline.”

Dr. Paya said that further progress would enable Elan to leverage a highly focused and cost-advantaged organization, with a foundation to become the world’s leading neuroscience company.  Dr. Paya added, “This realignment has been strategically driven and will enable us to further focus on our four key near-and intermediate-term priorities: driving uptake of Tysabri, advancing our Alzheimer’s programs, harnessing the value of our pipeline, and maximizing the growth of EDT.”

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs.  Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. In particular, this realignment may not result in greater efficiencies or focus, the projected reductions in operating expenses may not be realized, severance and related costs of the realignment may be higher than anticipated, our financial guidance may not be achieved, our corporate strategic review may not be successful and our core business areas may not be strengthened. A further list and description of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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